Exhibit 2.1

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DATED	2007

RAYMOND WONG

- and -

JIA GENG YANG

- and -

MING XIN CHEN

- and -

TONG ZHI (BEIJING) CONSULTING SERVICE LTD

- and -

GUANGZHOU DONG LI CONSULTING SERVICE LTD

- and -

HUDSON RECRUITMENT (SHANGHAI) LIMITED

ASSET SALE AND PURCHASE

AGREEMENT

relating to

The sale and purchase of business assets of

Tong Zhi (Beijing) Consulting Service Ltd

Guangzhou Dong Li Consulting Service Ltd

Ref: MML.HW.002262-001

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CONTENTS

1.	DEFINITION AND INTERPRETATION	5

2.	PURCHASE AND SALE OF BUSINESS ASSETS	11

3.	COMPLETION	13

4.	CONSIDERATION	15

5.	ASSETS AND LIABILITIES NOT ASSUMED BY THE PURCHASER	16

6.	REPRESENTATIONS AND WARRANTIES GIVEN BY SELLERS AND WARRANTORS	19

7.	REPRESENTATIONS AND WARRANTIES GIVEN BY PURCHASER	21

8.	PRE-CLOSING OBLIGATIONS	22

9.	ACCESS TO INFORMATION AND DOCUMENTS	23

10.	EMPLOYMENT CONTRACTS	24

11.	NON-COMPETITION	25

12.	FURTHER ASSURANCES	27

13.	CONDITIONS PRECEDENT TO THE PARTIES’ OBLIGATIONS	27

14.	POST-CLOSING OBLIGATIONS	29

15.	NOTICES	31

16.	LEGAL AND OTHER COSTS	32

17.	MISCELLANEOUS	32

SCHEDULE 1	PARTICULARS OF REAL PROPERTY

SCHEDULE 2	INTELLECTUAL PROPERTY

SCHEDULE 3	LICENSES

SCHEDULE 4	MATERIAL CONTRACTS

SCHEDULE 5	LIST OF TOP 15 CLIENTS/CUSTOMERS, AND LIST OF TOP 5 SUPPLIERS

SCHEDULE 6	SELLER’S REPRESENTATIONS AND WARRANTIES

SCHEDULE 7	PARTICULARS OF FIXED ASSETS

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SCHEDULE 8	CLOSING AGENDA

SCHEDULE 9	BUSINESS CONTRACTS

SCHEDULE 10	KEY PERSONNEL AND TRANSFERRED EMPLOYEES

SCHEDULE 11	EXCEPTION SCHEDULE

SCHEDULE 12	EMPLOYEE BENEFIT PLANS

EXHIBIT A	INTENTIONALLY OMITTED

EXHIBIT B	NOTICE TO CLIENTS/CUSTOMERS

EXHIBIT C	EMPLOYMENT CONTRACT

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THIS AGREEMENT is made on	2007

BETWEEN

(1)	TONG ZHI (BEIJING) CONSULTING SERVICES LTD , a company incorporated in Beijing, PRC and having its principal place of business at Suite 609, Tower B, SOHO New Town, No. 88 Jianguo Road, Chaoyang District, Beijing, PRC (“Tony Keith Beijing”);

(2)	GUANGZHOU DONG LI CONSULTING SERVICE LTD , a company incorporated in Guangzhou, PRC and having its principal place of business at Room 1612, Yi An Plaza, No. 33 Jiansheliu Road, Guangzhou, PRC (“Tony Keith Guangzhou”);

(together, collectively known as “Sellers”)

(3)	HUDSON RECRUITMENT (SHANGHAI) LIMITED , a corporation established in the PRC, having its principal place of business at Room 1104, 11/F, Central Plaza, No. 227 Huang Pi Bei Road, Shanghai China 200003 (“Purchaser”);

(4)	RAYMOND WONG , holder of Australian passport number E7073253, of B609, Soho Building, 88 Jianguo Road, Beijing, PRC (“RW”);

(5)	JIA GENG YANG , holder of PRC identity card number 440112721028031 of B609, Soho Building, 88 Jianguo Road, Beijing, PRC (“JGY”);

(6)	MING XIN CHEN , holder of Australian passport number E1004954, of 1612, Yian Plaza, Jiansheliu Road, Guangzhou, PRC (“MXC”); and

(collectively known as the “Warrantors”.)

INTRODUCTION:

(A)	The Sellers are engaged in the Business (as defined below).

(B)	The Warrantors are the ultimate beneficial owners of all of the equity interests in each of the Sellers.

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(C)	The Purchaser desires to purchase or acquire from the Sellers and/or the Warrantors, and the Sellers desire to sell, transfer and assign, or cause to be sold, transferred and assigned, to the Purchaser certain assets and properties of the Business of the Sellers for the Consideration (as defined below) and upon the terms and subject to the conditions hereinafter set forth.

1.	DEFINITION AND INTERPRETATION

As used herein, the following terms shall have the following meanings:

“Accounting Policies”	means all financial reporting standards, statements of standard accounting practice and generally accepted accounting principles and practices in the PRC.

“Affiliate”	means, as to any body corporate, any of its shareholders, directors and officers, any other body corporate, unincorporated entity or person holding more than fifty percent (50%) of the interests therein or any other body corporate, unincorporated entity or person in which it holds more than fifty percent (50%) of the interests therein or, as to an individual, any of his parents, brothers, sisters, issues and spouse (“relatives”) and any company or trust which may be, directly or indirectly, controlled by such individual (including any company or trust controlled by any of his relatives).

“Agreement”	means this Agreement for Sale and Purchase of Assets, including its Schedules and Exhibits.

“Assets”	as defined in Clause 2 (Purchase and Sale of Business and Assets).

Bank Accounts of the Sellers

means the following the bank account of Tony Keith Beijing and Tony keith Guangzhou details of which are specified below:

Account Name: Tongzhi (Beijing) Consulting Service Limited

Bank Name: Beijing Bank SOHO Building Branch

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Account Number: 0109 0699 0001 2010 9048 247

Account Name: Guangzhou Dongli Consulting Service Limited

Bank Name: China Merchant Bank, Guangzhou World Trade Building Branch

Account Number: 2011181035610001

“Books and Records”	as defined in Clause 2.4.

“Business”	means the business of providing executive and management search and recruitment services in the information technology and telecommunications sector as carried on by the Sellers in the PRC as at the date of this Agreement.

“Business Contracts”	means the contracts and agreements relating to the Business to which any of the Sellers is a party, certain identifying features and key terms of which are summarised in Schedule 9.

“Business Day”	means a day (other than a Saturday) on which banks in Hong Kong and the PRC are open for general banking business.

“By-laws”	with respect to any Person, means the by-laws, articles of association or other equivalent governing regulations of such Person.

“Certificate of Incorporation”	means the certificate of incorporation, memorandum of association, business license, charter or other equivalent governing instrument of such Person.

“China IT Team”	means the business group (being part of the Purchaser and Hudson Global Resources (Hong Kong) Limited , which focuses on the information technology and telecommunications sector in the PRC.

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“Completion”	as defined in Clause 3.1.1.

“Completion Date”	as means the date falling on or prior to the fifth Business Day after the day on which the last of the conditions to be satisfied in accordance with Clause 13 shall have been fulfilled or waived, being not later than the date falling twelve (12) months after the date of signing of this Agreement, or such other date as shall be agreed in writing by the parties.

“Computer Systems”	as defined in paragraph (13) of part 2 of Schedule 6.

“Confidential Information”	means information (however stored) relating to or connected with the Business or the Assets details of which are not in the public domain including, without limitation, information concerning or relating to:

(1) the Sellers;

(2) any technical processes, future projects, business development or planning, commercial relationships and negotiations; and

(3)    the marketing of services including, without limitation, customer, client and supplier lists, price lists, sales targets, sales statistics, market share statistics, market research reports and surveys and advertising or other promotional materials and details of contractual arrangements and any other matters concerning the clients or customers of or other persons having dealings with the Sellers.

“Consideration”	means the RMB equivalent of the sum of USD 1,000,000 (US dollars One Million).

“Defaulting Party”	as defined in Clause 16.1.

“Employee Benefit Plan”	as defined in paragraph (20) of part 2 of Schedule 6.

“Employees”	means all of the employees of the Sellers used in connection with the Business.

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“Employment Contracts”	as defined in Clause 3.6.

“Encumbrance”	means any mortgage, option, assignment right to acquire, deed of trust, pledge, charge, lien, factoring arrangement, title retention agreement, hire purchase, conditional sale or credit sale agreement, adverse claim, title defect, or other form of security arrangement or encumbrance of any nature.

“Excluded Assets”	means all assets, property or rights of the Sellers relating to or in connection with, or belonging to or required for or used in the Business and which are not described in Clause 2 (including, without limitations, all Trade/Accounts Receivables and Cash of the Sellers)

“Fixed Assets”	as defined in Clause 2.1.

“Hong Kong”	means the Hong Kong Special Administrative Region of the PRC.

“Hudson”	means Hudson Highland Group Inc, a corporation established in Delaware, United States of America, having its principal place of business at 560 Lexington Avenue, 4th & 5th Floors, New York, NY 10022.

“Indemnity Amount”	means the maximum liability of the Sellers under this Agreement.

“Intellectual Property”	as defined in Clause 2.3.

“Key Personnel”	means the individuals whose particulars are set out in Part A of Schedule 10.

“Liabilities”	means all liabilities, obligations and indebtedness whatsoever of the Sellers and/or the Warrantors in respect of the Business, the Assets and/or the Employees and outstanding on, or accrued or referable to any period before the Completion Date or arising by virtue of

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          consummating the transaction as contemplated under this Agreement, including without limitation:

(1)     all borrowings, indebtedness and liabilities (including accrued interest) owed by the Sellers and/or the Warrantors to a financial institution, or between the Sellers and/or the Warrantors, or to any Person;

(2)     all liabilities and obligations under any guarantees, indemnities, and letters of comfort of any nature whatsoever given by the Sellers and/or any of the Warrantors in respect of any obligations or liabilities relating to the Business; and

(3)     all liability in respect of Taxes of the Sellers and/or any of the Warrantors or related to the conduct of the Business or mandatory contributions or withholding required or to be required to be made by the Sellers in accordance with the applicable laws and regulations in respect of the Employees (including, without limitations, pension, unemployment, medical, occupational injury and maternity insurance, individual income tax withholding obligations and the like).

“Longstop Date”	as defined in Clause 13.3.

“Material Contract”

means any contract agreement or arrangement in respect of the Business which:

(i)      is outside the ordinary course of business of the Seller, or is not on commercial arm’s length terms; or

(ii)     if terminated or not fulfilled substantially in accordance with its terms, would cause operational difficulties to the Business or the relevant Seller; or

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(iii) is important to (or has a substantial impact on the profitability of) any Seller and if terminated, may not be able to be adequately and promptly replaced on similar terms.

“Non-defaulting Party”	as defined in Clause 16.1.

“Person”	means any natural person, firm, partnership, association, corporation, company, trust, public body or government.

“PRC”	means the People’s Republic of China (for the purpose of this Agreement, excludes Taiwan, the Hong Kong and the Macau Special Administration Region of the PRC).

“RMB”	means Renminbi, the lawful currency of the PRC.

“Taxation Authorities”	means any revenues, customs, fiscal governmental, statutory, central, regional, state, provincial, local governmental or municipal authority, body or person, or any non-revenue and non-fiscal governmental institutions responsible for collecting Taxes on behalf of taxation authorities, whether of the PRC or elsewhere.

“Taxes”	as defined in paragraph (5) of part 2 of Schedule 6.

“Tony Keith Shanghai”	means a branch of Tony Keith Guangzhou in Shanghai, as located at Room 1107, South Tower, Hong Kong Plaza, No. 283, Huaihaizhong Road, Luwan District, Shanghai, PRC.

“Trade Marks”	means all trade marks (including the trade marks set out in Schedule 2) and, trade names (including registration and application for registration thereof) currently used by the Sellers, which include “Tony Keith”, “Tony Keith Associates”, .
“Transaction Documents”	means: (i) the Employment Contract; (iii) this Agreement; and (iii) any contract agreement or arrangement which relates to the subject matter of this Agreement,

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and a Transaction Document means any of them;

“Transferred Employees”	means the individuals whose particulars are set out in Part B of Schedule 10.

“USD”	means US dollars, the lawful currency of the United States of America.

“US GAAP”	means generally accepted accounting principles and financial reporting accounting standards in the United States of America, consistently applied.

“Warranties”	as defined in Clause 6.1.

2.	PURCHASE AND SALE OF BUSINESS ASSETS

Subject to and upon the terms and conditions set forth in this Agreement, the Sellers shall sell, and the Warrantors shall procure that the Sellers will, transfer, convey, assign and deliver to the Purchaser, and the Purchaser, in relying on the Warranties, representations and undertakings in this Agreement, shall purchase or acquire from the Sellers, at Completion, all rights, title and interest of the Sellers in and to certain of the properties, assets and rights of every nature, kind and description, tangible and intangible (including Intellectual Property (as defined below)), whether accrued, contingent or otherwise, and whether now existing or hereinafter acquired primarily relating to or used or held for use in connection with the Business as the same may exist on the Completion Date (collectively, the “Assets”) free from and clear of all liabilities, obligations, liens and Encumbrances, including without limitation, all those items in the following categories that conform to the definition of the term “Assets”:

2.1	Subject to Clause 2.5.2 below, all office equipment such as furniture, furnishings, fittings, computer equipment and similar property (including any of the foregoing purchased subject to any conditional sales or title retention agreement in favor of any other Person) (“Fixed Assets”);

2.2	real property (including any buildings) and leaseholds and other interests therein in the premises leased or occupied by the Sellers;

2.3	all:

2.3.1	patents throughout the world and applications therefor, listed in Schedule 2 hereto and all applications for patents filed after the date hereof, if any;

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2.3.2	trade marks, service marks and registered user names throughout the world, listed in Schedule 2, (including registrations and applications for registration thereof) if any;

2.3.3	copyright registrations throughout the world and applications therefore, and any other non-registered copyrights; and

2.3.4	plans, non-marketing trade secrets, procedures and research records, know-how, wherever located,

(the items described in Clauses 2.3.1 through 2.3.4, and all patents, patent applications, trade marks and service marks listed in Schedule 2 collectively referred to as the “Intellectual Property”);

2.4	subject as provided in Clause 3.4, documents and records relevant to the Business and/or the Assets which are in the possession or control of the Sellers and/or the Warrantors (including, without limitation, all advertising material, catalogues, price lists, mailing lists, lists of customers, distribution lists, photographs, sales and promotional materials and records, purchasing materials and records, personnel records, patent disclosures, media materials and plates, and other documents and all computer disks, tapes, other machine legible programs and all other records, whether required to be kept or retained under law or otherwise), and photocopies of accounting records, sales order files and litigation files (collectively, “Books and Records”) (except for the Sellers’ corporate records to the extent not relevant to the operation of the Business); and

2.5	to the extent their transfer is permitted by law, all governmental licenses, permits, approvals, license applications, license amendment applications and product registrations relating to the Business,

Provided always that the definition of the term “Assets” shall exclude:

2.5.1	cash held by the Sellers and/or the Warrantors (as the case may be) in any bank account or otherwise (“Cash”);

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2.5.2	any assets sold or otherwise disposed of in the ordinary course and not in violation of any provisions of this Agreement on or prior to Completion; and

2.5.3	any trade/accounts receivable held by the Sellers and/or the Warrantors (as the case may be), and other indebtedness of and rights to receive payments from any Person held by the Sellers and/or the Warrantors (as the case may be) before Completion (“Trade/Accounts Receivable”).

3.	COMPLETION

3.1	Time and Place of Completion

3.1.1	Subject always to satisfaction or waiver of the conditions precedent set out in Clause 13 (Conditions Precedent to Parties’ Obligations), and subject further to the provisions of Clause 3.1.2, closing of the sale and purchase of the Assets (“Completion”) shall take place on the Completion Date at the office of the Purchaser’s Solicitors or such other time and place as the parties may agree upon.

3.1.2	In the event that any of the conditions precedent set out in Clause 13 has not been so satisfied by the Completion Date, the Purchaser may by notice to the Sellers:

3.1.2.1	waive any of the conditions precedent set out in Clause 13 and proceed to Completion to the extent reasonably practicable;

3.1.2.2	postpone Completion to a date not more than five (5) Business Days after satisfaction or waiver of all such conditions precedent.

3.1.2.3	terminate this Agreement.

3.1.3	The day on which Completion actually takes place is herein sometimes referred to as the “Completion Date”.

3.2	Completion

3.2.1	At Completion, the Sellers shall:

3.2.1.1	deliver the Transaction Documents duly executed by the Sellers;

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3.2.1.2	procure that the Key Personnel enter into the Employment Contracts;

3.2.1.3	transfer title and deliver the Assets to the Purchaser; and

3.2.1.4	comply fully with their obligations under Schedule 8.

3.2.2	At Completion, the Purchaser shall pay the Consideration to the Sellers in accordance with Clause 4.1.2 and comply fully with its obligations under Schedule 8

3.3	Intentionally Omitted

3.4	Books and Records

Subject as provided in Clause 2.4, the Sellers shall, upon written request by the Purchaser at any time after Completion, deliver or procure to delivered to the Purchaser (or its employees and/or advisers) the Books and Records.

3.5	Notice to Customers

As soon as reasonably practicable after Completion, the Sellers shall procure that a notice in the form exhibited in Exhibit B be issued to each of the regular customers of the Sellers; such customers shall include the customers identified in Schedule 5.

3.6	Employment Contracts

At Completion each Key Personnel shall, and the Sellers shall procure that each of the Transferred Employee will, enter into an agreement for employment with the Purchaser substantially in the form set out in Exhibit C (“Employment Contract”).

3.7	Dissolution of Tony Keith Beijing and Tony Keith Guangzhou

Forthwith following Completion the Sellers shall, and shall procure that each of the Warrantors will:

3.7.1	subject to clause 3.7.2, ensure Tony Keith Beijing and Tony Keith Guangzhou will not carry on any business other than collecting the outstanding customer invoices in relation to the operation of the Business by the Sellers prior to Completion as set out in the list delivered to the Purchaser on or prior to signing of this Agreement; and

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3.7.2	dissolve of each of the Tony Keith Beijing and Tony Keith Guangzhou within 12 months after Completion or such further period as the Purchaser may agree.

4.	CONSIDERATION

4.1	Consideration

4.1.1	The consideration payable by the Purchaser to the Sellers or the Warrantors (as the case may be) in respect of the Assets and other undertakings and covenants, shall be an amount equal to the RMB equivalent of USD1,000,000 (US Dollars One Million) to be paid at Completion and apportioned between the Sellers in the proportions set opposite their names in the table below:

Tony Keith Beijing	70%
Tony Keith Guangzhou	30%

4.1.2	The Consideration shall be paid, in RMB by way of delivery of irrevocable instructions, on the next Business Day following the Completion Date to the Purchaser’s bank(s) for wire transfer of the relevant amount(s) to the Bank Accounts of the Sellers and/or the Warrantors so that the Sellers will receive such relevant amount(s) respectively for value within five (5) Business Days of such instructions.

4.1.3	All Consideration payable pursuant to this Agreement must be paid in RMB. Where a sum is stated in a currency other than in RMB, it shall be converted by reference to the relevant conversion rate for telegraphic transfers published by The Hongkong and Shanghai Banking Corporation Limited one Business Day prior to the date upon which payment is made.

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4.2	Allocation of Consideration

4.2.1	The Consideration constitutes consideration for the Assets of the Sellers, and the Sellers and the Warrantors’ obligations under this Agreement, including but not limited to the obligations of each of the Warrantors under Clause 11, and the Warrantors’ agreement to enter into an Employment Contract. Likewise, the due and full observance of and compliance with all the terms and conditions of this Agreement shall constitute the Consideration.

5.	ASSETS AND LIABILITIES NOT ASSUMED BY THE PURCHASER

5.1	Assets and Liabilities not included in this transaction

5.1.1	The following are expressly excluded from the transaction as contemplated under this Agreement:

5.1.1.1	the Liabilities;

5.1.1.2	the Excluded Assets;

5.1.1.3	any right of action to which each of the Sellers may be entitled (whether in contract, tort or otherwise); and

5.1.1.4	any Tax for which each of the Sellers is liable whether or not then due and any liability for financing charges relating to the Assets and/or Business attributable to periods or transactions completed before the Completion Date.

5.2	Intentionally omitted

5.3	Indemnity

5.3.1	The Sellers and the Warrantors shall indemnify and hold the Purchaser harmless from, against and in respect of, and shall reimburse the Purchaser for the debts and liabilities whatsoever related to the Business arising before Completion in accordance with the relevant court judgment or decision of an arbitration forum, including without limitation, the following:

5.3.1.1	any and all loss, liability or damage suffered or incurred by the Purchaser in connection with the Liabilities;

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5.3.1.2	any and all loss, liability or damage suffered or incurred by the Purchaser in respect of or in connection with Taxes; and

5.3.1.3	any and all actions, suits, proceedings, claims, demands, assessments, judgments, costs and expenses, including, without limitation, legal fees and expenses, incident to any of the foregoing or incurred in investigating or attempting to avoid the same or to oppose the imposition thereof, or in enforcing this indemnity;

5.3.1.4	any and all rents, rates, gas, water, electricity and other outgoings of the Sellers whatsoever up to and including Completion; and

5.3.1.5	any and all debts, obligations and liabilities pertaining to the employment and termination (as the case may be) of the Key Personnel and the Transferred Employees of any Seller, including without limitation, any salaries, wages, severance, long service, redundancy or other statutory payments, payments in lieu of notice and/or annual leave or other contractual or statutory entitlements, Taxes, accrued bonus and any PRC social insurance accruing before and up to the date of Completion (inclusive).

5.3.2	For the purpose of this indemnity, the Sellers hereby agrees that any of the liabilities set out in Clause 5.1 or paragraphs (1) to (5) of Clause 5.3.1 incurred or suffered by the Purchaser shall be deemed to be loss or damage suffered by any and each of them, and recoverable against the Sellers under this indemnity.

5.3.3	Each of the indemnities in this Agreement, including the indemnities in Clause 5.3.1 or Clauses 5.3.1.1 to 5.3.1.5, constitutes a separate and independent obligation from the other obligations in this Agreement, shall give rise to a separate and independent cause of action, shall apply notwithstanding any contrary provisions in this Agreement and irrespective of any indulgence granted by the Purchaser, and shall continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any sum due under this Agreement or any other judgment or order.

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5.4	Claims

5.4.1	In respect of any Liabilities, the Purchaser shall give notice as soon as it is reasonably practicable in writing to the Sellers of any claim made against the Purchaser, or of the receipt of notice from any person of any intention to hold the Purchaser responsible for any Liabilities.

5.4.2	So long as the Purchaser agree:

5.4.2.1	to give the Sellers all such information and assistance as the Sellers may reasonably require; and

5.4.2.2	not by themselves or their employees or agents to make any admission of liability nor make any offer, promise, compromise or settlement nor incur costs or expenses relating to any claim without the prior written consent of the Sellers, the Sellers shall indemnify and keep the Purchaser fully and continuously indemnified against any and all liabilities or loss arising from, and any costs, charges or expenses incurred in connection with any such claim. Nothing in the foregoing provisions of this Clause 5.4 shall prejudice any entitlement of the Purchaser under Clause 5.3.

5.5	Tax

If any payment due under this Clause 5 or otherwise under this Agreement is subject to Tax of the PRC, the Purchaser may demand in writing from the Sellers such sum (after taking into account any such Tax payable in respect of such sum) as will ensure that the Purchaser receive and retain a net sum equal to the sum which it would have received had the payment not been subject to such Tax. The Sellers shall pay any sum which is so demanded upon receipt of such demand together with a confirmation of such demand from an independent accountant mutually agreed by the parties or failing agreement within five (5) Business Days, nominated at the request of either party by the president for the time being of the Hong Kong Society of Accountants.

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6.	REPRESENTATIONS AND WARRANTIES GIVEN BY SELLERS AND WARRANTORS

6.1	Representations and Warranties

The Sellers and the Warrantors hereby represent, warrant and undertake to the Purchaser that each of the statements set out in part 1 and part 2 of Schedule 6 (“Warranties”) subject to the exceptions set forth in Schedule 11 (“Exception Schedule”), the section numbers and letters of which correspond to the section numbers and letters of the Warranties, is true and accurate in all respects at the date of this Agreement and not misleading and will be true and accurate in all respects and not misleading at all times hereafter up to Completion. The Sellers acknowledges that s/he has made those statements with the intention of inducing the Purchaser to enter into this Agreement and that the Purchaser have been induced to enter into this Agreement by the Warranties and has entered into this Agreement on the basis of and in full reliance upon them.

6.2	Separate and Independent Warranty

Each of the Warranties shall be construed as a separate and independent warranty and (save where expressly provided to the contrary) shall not be limited or restricted by reference to or inference from any other terms of this Agreement or any other Warranty.

6.3	Continuing Rights

The rights and remedies of the Purchaser in respect of any breach of any of the Warranties shall continue to subsist notwithstanding Completion until two (2) years after the Completion Date.

6.4	No Breach of Warranty

Without prejudice to any right or remedy of the Purchaser, the Sellers hereby agrees that they will use their best efforts not to allow or procure any act or omission in the period up to Completion which could constitute a breach of any of the Warranties.

6.5	Disclosure of Breach

The Sellers and the Warrantors hereby undertakes with the Purchaser that they will immediately disclose in writing to the Purchaser any event or circumstance which arises or becomes known to them after the date of this Agreement and before Completion which is inconsistent with any of the Warranties or which has or is likely to have an adverse effect on the value or financial position or business prospects of the Business or the Assets.

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6.6	Verification of Warranties

The Sellers shall be given all such facilities as they (or their authorized representatives) may reasonably require to enable the Purchaser to be satisfied with regard to the accuracy of the Warranties, provided that the Warranties shall not be deemed in any way modified or discharged by reason of any investigation made or to be made by or on behalf of the Purchaser or by reason of any information relating to the Business of which the Purchaser has knowledge (actual implied or constructive).

6.7	Indemnification

The Sellers and the Warrantors hereby undertake to the Purchaser that they will, on demand, indemnify and keep the Purchaser harmless from and against all and any actions, proceedings, claims, liabilities, losses, costs and expenses (including, without limitation, all costs and expenses incurred in disputing or defending any of the foregoing on a full indemnity basis) which may be made or brought against the Purchaser, or which the Purchaser may suffer or incur as a result of or in relation to any material misrepresentation by the Sellers, or any material breach of the Warranties or any other representations and warranties contained in this Agreement on their respective part, or any failure by any of them to perform its material obligations under the undertakings or agreements contained in this Agreement, including without limitation, all costs (including legal costs) and expenses incurred by the Purchaser either before or after the commencement of any action in connection with:

6.7.1	any and all losses, liabilities or damages suffered or incurred by the Purchaser by reason of any material breach of Warranty;

6.7.2	the settlement of any claim that any of the Warranties has been materially breached or is materially untrue, inaccurate or misleading;

6.7.3	any legal proceedings arising out of or in connection with any material claim or breach of any of the Warranties; or

6.7.4	the enforcement of any settlement or judgment relating to any of the aforesaid.

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6.8	Claims

In the event of a claim in respect of any Warranties, the Purchaser shall give to the Sellers written notice of such claim as soon as reasonably practicable but in any case not later than ten (10) Business Days after the receipt of such claim, specifying in reasonable details the breach to which the claim relates and (if capable of being quantified at that time) the amount claimed.

6.9	Damages

In the event of any breach or non-fulfilment of any of the Warranties resulting in:

6.9.1	the value of the Assets (or any part thereof) being or becoming less than it would have been had the relevant circumstances been as so warranted; or

6.9.2	the Purchaser having incurred or incurring any liability which it would not have incurred had the relevant circumstances been as so warranted,

then, without prejudice to any other rights or remedies available to the Purchaser and without restricting its ability to claim damages on any other basis, the Sellers and the Warrantors agree to pay to the Purchaser, on demand, an amount sufficient to make good the diminution in the value of the Assets or an amount equal to the liability thereby incurred.

6.10	Availability of Further Remedies

The rights of the Purchaser under Clause 6.7 shall be in addition and without prejudice to any other right or remedy available to it under this Agreement or otherwise.

7.	REPRESENTATIONS AND WARRANTIES GIVEN BY PURCHASER

7.1	Execution, Delivery and Performance of Agreements; Authority

The Purchaser has full power and authority and has taken all action necessary to execute and deliver and to exercise its rights and perform its obligations under this Agreement and each of the documents in the agreed form to be executed on or before Completion constitutes valid and binding obligations on the Purchaser in accordance with their terms.

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8.	PRE-CLOSING OBLIGATIONS

8.1	Conduct Of Business Prior To Completion

Prior to Completion, the Sellers shall conduct the business and affairs of the Business in the ordinary course and consistent with its prior practice and shall maintain, keep and preserve the Assets and all other assets and properties of the Business in good condition and repair and maintain insurance thereon in accordance with present practices, and the Sellers will use the Seller’s best efforts to:

8.1.1	keep the business and organization of the Business intact;

8.1.2	keep available to the Purchaser the services of the Business’ present officers, employees, agents and independent contractors;

8.1.3	preserve for the benefit of the Purchaser the goodwill of the Business’s suppliers, customers, landlords and others having business relations with it; and

8.1.4	keep full and complete books of accounts and other records of the Business and of each of the Sellers.

Without limiting the generality of the foregoing, prior to Completion, the Sellers shall not, without the Purchaser’s prior written approval (such approval not to be unreasonably withheld):

8.1.4.1	change or cause to be changed its business license or Articles of Association, or merge or consolidate or obligate itself to do so with or into any other entity;

8.1.4.2	perform, take any action or incur or permit to exist any of the acts, transactions, events or occurrences of the type (1) described in paragraph (6) of part 2 of Schedule 6 of this Agreement which would be inconsistent with the Warranties or (2) described in paragraph (3) of part 1 or paragraph (2) of part 2 of Schedule 6;

8.1.4.3	amend or alter the existing purchasing, pricing or selling policy of the Business;

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8.1.4.4	institute changes in management policy of a significant nature in relation to the Business;

8.1.4.5	terminate the employment of any of the Transferred Employees of the Sellers or alter any existing term of their employment or engage more employees who are used in connection with the Business;

8.1.4.6	do or suffer to be done any act or thing which may immediately or in the future adversely affect the goodwill of the Business; or

8.1.4.7	fail to keep in force its existing insurance policies as disclosed to the Purchaser in respect of the Business and the Assets,

and shall consult the Purchaser before taking action in relation to any matters of importance in connection with the Business or the Assets.

8.2	Disclosure of Change

Without prejudice to Clause 6.5, the Sellers shall immediately notify the Purchaser of any change in any of the information contained in the representations and warranties made in Schedule 6 or elsewhere in this Agreement or the schedules or exhibits referred to herein which occurs prior to Completion.

9.	ACCESS TO INFORMATION AND DOCUMENTS

Upon reasonable notice and during regular business hours, the Sellers shall give the Purchaser and the Purchaser’s attorneys, accountants, professional advisors and other representatives full access to the personnel of each Seller and all properties, Books and Records and will furnish the Purchaser with copies of such Books and Records (certified by the relevant Seller’s officers if so requested) and with such information with respect to the affairs of the Business as the Purchaser may from time to time reasonably request, and the Purchaser shall hold in confidence and not disclose the same prior to and including Completion. Any such furnishing of such information to the Purchaser or any investigation by the Purchaser shall not affect the Purchaser’s right to rely on any representations and warranties made in this Agreement or in connection herewith or pursuant thereto.

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10.	EMPLOYMENT CONTRACTS

10.1	Employment Contracts with the Warrantors

10.1.1	Each of the Warrantors (as Key Personnel) undertakes to the Purchaser in the terms of the Employment Contract.

10.2	Employees of the Business

10.2.1	The Sellers shall use the Sellers’ reasonable commercial efforts to cause each of the Key Personnel and the Transferred Employees to accept the employment of the Purchaser under the PRC law.

10.2.2	To give effect to Clause 10.2.1, each of the Sellers shall serve notice to such employees terminating their employment with effect from the Completion Date.

10.2.3	Subject to termination of employment by the Sellers and Completion occurring and provided that there will be no transfer of any accrued benefits and entitlements owed to each Key Personnel and each of the Transferred Employees by the Sellers, the Purchaser shall under formal notice offer to re-employ each such employee on terms not less favorable than their terms of employment with the Sellers, such employment to commence immediately after the Completion Date.

10.2.4	Each of the Sellers shall use its reasonable commercial efforts to obtain from each of the Key Personnel and Transferred Employees, for delivery to the Purchaser at Completion, waivers of short notice of termination, and confirmations of receipt of all compensations, including without limitation, salaries, wages, severance, long service or redundancy payments, payments in lieu of notice, payments for annual leave entitlements, Taxes, accrued bonus, Employee Benefit Plan contributions and all other contractual or statutory entitlements, in form and substance satisfactory to the Purchaser.

10.3	Indemnification

Without prejudice to any other Clause of this Agreement, the Warrantors and the Sellers hereby declares that they shall be responsible for and shall indemnify the Purchaser against any and all debts, claims, obligations and liabilities whatsoever arising out of or in connection with the employment, and/or termination of the Key Personnel and the Transferred Employees by the Sellers pursuant to Clause 10.2 or

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any claim or other legal recourse by all or on behalf of all or any of the Key Personnel and the Transferred Employees in respect of any fact or matter concerning or arising from their employment or its termination prior the Completion Date, including without limitation, any salaries, wages, severance, long service or redundancy payments, payments in lieu of notice, payments for annual leave entitlements, Taxes, accrued bonus, Employee Benefit Plan contributions, PRC social insurance, or other contractual or statutory entitlements.

10.4	Claims

10.4.1	In respect of any of the debts, claims, obligations and liabilities referred to in Clause 10.2, the Purchaser shall give notice as soon as it is reasonably practicable in writing to the Sellers of any claim made against the Purchaser, or of the receipt of notice from any person of any intention to hold the Purchaser responsible for any such debts, claims, obligations and liabilities.

10.4.2	So long as the Purchaser agree:

10.4.2.1	to give the Sellers all such information and assistance as the Sellers may reasonably require; and

10.4.2.2	not by themselves or their employees or agents to make any admission of liability nor make any offer, promise, compromise or settlement nor incur costs or expenses relating to any claim without the prior written consent of the Sellers, the Sellers shall indemnify and keep the Purchaser fully and continuously indemnified against any and all liabilities or loss arising from, and any costs, charges or expenses incurred in connection with any such claim. Nothing in the foregoing provisions of this Clause 10.4 shall prejudice any entitlement of the Purchaser under Clause 10.3.

11.	NON-COMPETITION

11.1	Non-Competition Covenant

Each of the Sellers and the Warrantors undertakes to the Purchaser that during the Restriction Period applicable to each of them, none of the Sellers, the Warrantors nor any of their respective Affiliate will, whether directly or indirectly and either alone

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or in conjunction with, or on behalf of, any other person and whether as principal, shareholder, director, employee, agent, consultant, partner or otherwise:

11.1.1	be concerned with, engaged or interested in any business in any manner which is in direct competition with the business currently carried on by the Purchaser and/or its Affiliates and the business carried on by the China IT Team in Hong Kong and the PRC (“Territory”) at any time during the Restriction Period;

11.1.2	canvass, solicit or approach or cause to be canvassed, solicited or approached in any manner, any person in the Territory who is or has been during the Restriction Period a client of the Purchaser and/or any of its Affiliate;

11.1.3	solicit or entice away, or endeavor to solicit or entice away, any person who is or has been during the Restriction Period an employee, office manager, consultant, sub-contractor or agent of the Purchaser and/or any of its Affiliate; and

11.1.4	do or say anything which is intended to damage the goodwill or reputation of the Purchaser and/or any of its Affiliate or intended to lead any person to cease to do business with the Purchaser and/or any of its Affiliate on substantially equivalent terms to those previously offered or not to engage in business with the Purchaser and/or any of its Affiliate.

11.2	For the purposes of this Clause 11, “Restriction Period” means:

11.2.1	in relation to each of the Warrantors, the period from Completion until the later of the date (i) 3 years from the Completion Date; or (ii) 6 months from the last day of the Relevant Period (as defined in clause 11.3 below), and

11.2.2	in relation to each Seller, the period from the Completion Date until the date upon which each of them shall cease to carry on their respective business and be dissolved.

11.3	For the purposes of this Clause 11, “Relevant Period” means the period during which any of the Warrantors act as a director or employee of the Purchaser and/or any of its Affiliate.

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12.	FURTHER ASSURANCES

After Completion, and for no further consideration, the Sellers and the Warrantors shall (a) perform all reasonable acts (including, without limitation, the use of the Sellers best efforts to enable the Purchaser to accomplish transfer of registration, permits, approvals and the like (to the extent such transfer is permitted by law) as contemplated by this Agreement) and (b) execute, acknowledge and deliver such assignments, transfers, consents and other documents and instruments as the Purchaser or their counsel may reasonably request, in each case, to vest in the Purchaser, and protect their right, title and interest in, and enjoyment of, the Assets intended to be assigned and transferred to the Purchaser pursuant to this Agreement.

13.	CONDITIONS PRECEDENT TO THE PARTIES’ OBLIGATIONS

13.1	Conditions Precedent to the Purchaser’s Obligations

All obligations of the Purchaser hereunder are subject, at the option of the Purchaser, to fulfillment in all respects of each of the following conditions at or prior to Completion (unless expressly waived by the Purchaser in writing), and the Sellers shall use his/her best efforts to cause each such condition to be so fulfilled:

13.1.1	All representations and warranties of the Sellers contained herein or in any document delivered pursuant hereto shall be true and correct in all material respects when made and shall be deemed to have been made again at and as of Completion, and shall then be true and correct in all material respects except for changes in the ordinary course of business after the date hereof in conformity with the covenants and agreements contained herein.

13.1.2	All covenants, agreements and obligations required by the terms of this Agreement to be performed by the Sellers at or before Completion shall have been duly and properly performed in all respects.

13.1.3	Since the date of this Agreement, there shall not have occurred any material adverse change in the Business or the Assets.

13.1.4	There shall be delivered to the Purchaser a certificate executed by the Sellers as of Completion, certifying that the conditions set forth in Clauses 13.1.1, 13.1.2 and 13.1.3 have been fulfilled.

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13.1.5	The Purchaser shall have been satisfied that all Encumbrances over any part of the Assets have been discharged and satisfied in full in accordance with the applicable laws.

13.1.6	Each of the Key Personnel shall have accepted the employment of the Purchaser.

13.1.7	All consents, approvals, orders, permissions or authorizations of, notices to, or registrations, declarations or filings with, any governmental or regulatory authority or entity, domestic or foreign, required on the part of the Purchaser (including without limitation, the relevant governmental approval for the registration of branches and operating licences in Guangzhou, Beijing and Shanghai by the Purchaser or its Affiliate) in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby have been obtained, and any conditions or requirements therein, have been duly complied with.

13.2	Conditions Precedent to the Sellers’ and Warrantors’ Obligations

All obligations of the Sellers and Warrantors hereunder are subject, at the option of the Sellers and Warrantors, to fulfillment in all respects of each of the following conditions at or prior to Completion (unless expressly waived by the Sellers and Warrantors in writing), and Purchaser shall use their best efforts to cause each such condition to be so fulfilled:

13.2.1	All representations and warranties of the Purchaser contained herein or in any document delivered pursuant hereto shall be true and correct in all material respects when made and shall be deemed to have been made again at and as of Completion, and shall then be true and correct in all material respects except for changes in the ordinary course of business after the date hereof in conformity with the covenants and agreements contained herein.

13.2.2	All covenants, agreements and obligations required by the terms of this Agreement to be performed by the Purchaser at or before Completion shall have been duly and properly performed in all respects.

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13.3	Longstop Date

If any of the conditions set out in Clauses 13.1 and Clause 13.2 have not been satisfied or waived by the date which is 12 months after the date of signing of this Agreement (“Longstop Date”), either the Purchaser or the Sellers may, by notice to the other party or parties, at any time after the Longstop Date, terminate this Agreement (other than Clauses 14.5 and 17.10, which shall survive any termination) in which event no party shall have any claim of any nature whatsoever against any other party under this Agreement (save in respect of any rights and liabilities of the parties which have accrued before termination).

14.	POST-CLOSING OBLIGATIONS

14.1	Business Contracts

The Sellers shall use best efforts to enable the Business Contracts in Schedule 9 to be novated to the Purchaser with the signed consent of the relevant counterparty, or a new agreement signed by the relevant counterparty to be delivered in favour of the Purchaser on terms no less favourable than as contained in the relevant Business Contracts.

14.2	Leases of Commercial Premises

Within two (2) months after Completion, the Sellers shall use best efforts to assist the Purchaser in obtaining consent of the landlords for the transfer of the following leases to the Purchaser:

14.2.1	Guangzhou lease;

14.2.2	Beijing lease; and

14.2.3	Shanghai lease.

The rents and all outgoings shall be discharged by the Sellers and/or the Warrantors up to and inclusive of the Completion Date; and, subject to completion of such transfer, as from but exclusive of the Completion Date, all rents and outgoings shall be discharged by the Purchaser. All such rents and outgoings shall, if necessary, be apportioned between the Sellers and/or the relevant Warrantor of one part and the Purchaser of the other part at completion of the transfer. The Purchaser shall pay to the relevant Seller any security deposit paid to and deposited with the landlord in respect of the aforesaid leases upon completion of such transfer.

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14.3	Dissolution of each of Tony Keith Guangzhou and Tony Keith Beijing

The Sellers shall procure that each of Tony Keith Guangzhou and Tony Keith Beijing will be dissolved within 12 months after Completion or such further period as the Purchaser may agree.

14.4	Trade/Account Receivables

14.4.1	The Purchaser agree that within 6 months after Completion, the Sellers and any sales staff of the Key Personnel and Transferred Employee may assist in the collection of any Trade/Accounts Receivable due to the Sellers, provided that any such assistance shall be rendered in a proper and reasonable manner without affecting adversely the interest of the Purchaser, and provided further that nothing in the foregoing shall affect their obligations under Clause 11, or any similar undertakings under the Employment Contracts.

14.5	Confidential Information

14.5.1	The Sellers and the Warrantors jointly and severally undertake that they shall not, at any time after Completion, use (other than for the benefit of the Purchaser) or (save as required by law) disclose or divulge to any Person any Confidential Information and will use their best endeavors to prevent the unauthorized use, publication or disclosure of any Confidential Information. Without prejudice to any other rights or remedies that the Purchaser may have, the Sellers and the Warrantors acknowledge and agree that if the Confidential Information is disclosed in breach of this Clause 14.5.1, the Purchaser shall, without proof of special damage, be entitled to an injunction or other equitable relief for any threatened or actual breach of the provisions of this Clause 14.5.1, in addition to any damages or other remedy to which it may be entitled.

The Purchaser undertakes that if, for any reason, Completion does not happen, it shall not, at any time after the date hereof, use, or (save as required by law) disclose or divulge to any Person any Confidential Information and will use their best endeavours to prevent the unauthorise use, publication or disclosure of any Confidential Information. Without prejudice to any other rights or remedies that the Sellers and the Warrantors may have, the

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Purchaser acknowledges and agrees that if the Confidential Information is disclosed in breach of this Clause 14.5, the Sellers and the Warrantors shall, without proof of special damage, be entitled to an injunction or other equitable relief for any threatened or actual breach of the provisions of this Clause 14.5, in addition to any damages or other remedy to which it may be entitled.

15.	NOTICES

15.1	Service

Any and all notices or other communications required or permitted to be given under any of the provisions of this Agreement shall be in writing, addressed to the recipient party at the address indicated below, and personally delivered, deposited in the postal system, first-class mail, certified, return-receipt requested or deposited for delivery with a nationally recognized overnight courier service. Notices shall be deemed given on the date of actual delivery when personally delivered, as evidenced by a written acknowledgment of receipt; on the date of delivery set forth on the return receipt card, if sent by the postal system; or two (2) Business Days after deposit with a nationally recognized overnight courier service. Any party may change its address for notices by giving a notice of such change in any of the manners set forth above at least ten (10) Business Days prior to the effective date thereof.

15.2	Addresses

Notices to the Sellers and the Warrantors shall be addressed to:

Attention:	Mr Raymond Wong

Address:	B609, Soho Building, 88 Jianguo Road, Beijing, PRC]

Fax:	+8610-85898289

Notices to the Purchaser shall be addressed to:

Attention:	Mr Albert Tin Chung Kwong

Address:	1501-7 Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong

Fax:	+852-2838-8924

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16.	LEGAL AND OTHER COSTS

16.1	Enforcement Costs

In the event that any party (the “Defaulting Party”) defaults in its obligations under this Agreement and, as a result thereof, the other party (the “Non-defaulting Party”) seeks to legally enforce its rights hereunder against the Defaulting Party, then, in addition to all damages as capped by the Indemnity Amount and other remedies to which the Non-defaulting Party is entitled by reason of such default, the Defaulting Party shall promptly pay to the Non-defaulting Party an amount equal to all costs and expenses (including reasonable attorneys’ fees) paid or incurred by the Non-defaulting Party in connection with such enforcement.

16.2	Interest

Subject as otherwise provided in this Agreement, in the event that the Non-defaulting Party is entitled to receive an amount of money by reason of the Defaulting Party’s default hereunder, then, in addition to such amount of money, the Defaulting Party shall promptly pay to the Non-defaulting Party a sum equal to interest on such amount of money accruing at the rate of 2 % per annum above the best lending rate for US Dollars quoted by The Hongkong and Shanghai Banking Corporation Limited Head Office in Hong Kong from time to time (but if such rate is not permitted under the applicable laws, then at the highest rate which is permitted to be paid under the applicable laws during the period between the date such payment should have been made hereunder) and the date of the actual payment thereof.

17.	MISCELLANEOUS

17.1	Entire Agreement

This writing constitutes the entire agreement of the parties with respect to the subject matter hereof and may not be modified, amended or terminated except by a written agreement specifically referring to this Agreement signed by the parties hereto.

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17.2	The Indemnity Amount shall not be more than USD 1,000,000 (US dollars One Million)

17.3	Waiver

No waiver of any breach or default hereunder shall be considered valid unless in writing and signed by the party giving such waiver, and no such waiver shall be deemed a waiver of any subsequent breach or default of the same or similar nature.

17.4	Binding on Successors

This Agreement shall be binding upon and inure to the benefit of each corporate party hereto, its successors and assigns, and each individual party hereto and his or her heirs, personal representatives and assigns.

17.5	Headings

The Clause headings contained herein are for the purposes of convenience only and are not intended to define or limit the contents of said Clauses.

17.6	Taxes

All Taxes (including, without limitation, stamp duty) payable in connection with this Agreement and the sale, conveyances, assignments, transfers and deliveries to be made to the Purchaser as contemplated hereby, shall be borne and paid by the Sellers and/or the relevant Warrantors except that the Purchaser shall be responsible for paying the stamp duty required to be paid by the Purchaser in respect of this Agreement and the said sale, conveyances, assignments, transfers and deliveries.

17.7	Counterparts

This Agreement may be executed in one or more counterparts, all of which taken together shall be deemed one original.

17.8	Legal Fees

The Purchaser and the Sellers shall bear their respective expenses, costs and fees (including attorneys’ and auditors’ fees) incurred by them; and the Sellers shall bear the expenses, costs and fees (including attorneys’ and auditors’ fees) incurred by him/her, in connection with the transaction contemplated hereby, including the preparation and execution of this Agreement and compliance herewith, whether or not the transaction contemplated hereby shall be consummated.

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17.9	Severability

If any provision of this Agreement shall be held or deemed to be or shall, in fact, be inoperative or unenforceable as applied in any particular case because it conflicts with any other provision or provisions hereof or any constitution or statute or rule of public policy, or for any other reason, such circumstances shall not have the effect of rendering the provision in question inoperative or unenforceable in any other case or circumstance, or of rendering any other provision or provisions herein contained invalid, inoperative, or unenforceable to any extent whatsoever. The invalidity of any one or more phrases, sentences, clauses, or sub-clauses of this Agreement shall not affect the remaining portions thereof.

17.10	Governing Law and Jurisdiction

17.10.1	This Agreement and all amendments hereto shall be governed by and construed in accordance with the laws of PRC.

17.10.2	The parties shall attempt in good faith to resolve any dispute arising out of or relating to this Agreement promptly by negotiation between officers of each company. If the dispute has not been resolved by negotiation within thirty 30 days after the date of such notice of dispute, then either party may submit the dispute to China International Economic and Trade Arbitration Commission (“Arbitration Commission”) for arbitration in accordance with its arbitration rules and procedures in force at the time of the arbitration application. The place of arbitration shall be in Beijing. There will be one arbitrator, to be appointed by the Arbitration Commission in accordance with the above rules and procedures. The arbitration shall be final and binding on the parties and the parties agree to be bound thereby and to act accordingly.

17.10.3	Unless the parties expressly agree otherwise, each party shall bear its own costs, legal and expert fees incurred in the arbitration. The cost and fees of the said arbitration commission shall be decided by the arbitrators.

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17.11	Risks

The risk of any loss, damage, impairment, confiscation or condemnation of the Assets, or any part thereof shall be upon the Sellers at all times prior to Completion and shall be upon the Purchaser at all times on or after Completion.

17.12	Joint and Several Liability

Unless the contrary is stated, all representations, warranties, undertakings, covenants, agreements and obligations made, given or entered into in or relating to this Agreement by two or more Persons are made, given or entered into by those Persons jointly and severally.

17.13	Good Faith

Each of the parties hereto undertakes with each other to do all things reasonably within its or his power that are necessary or desirable to give effect to the spirit and intent of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Signed by Raymond Wong in the presence of:	) ) ) )	Signature	/s/ RAYMOND WONG

Witness signature

Witness name
(block capitals)
Date: February 3, 2007

Signed by Jia Geng Yang in the presence of:	) ) ) )	Signature	/s/ JIA GENG YANG
Witness signature

Witness name
(block capitals)
Date: February 3, 2007

Signed by Ming Xin Chen in the presence of:	) ) ) )	Signature	/s/ MING XIN CHEN

Witness signature

Witness name
(block capitals)
Date: February 3, 2007

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Signed by Raymond Wong for and on behalf of Tong Zhi (Beijing) Consulting Service Ltd	) )	Signature	/s/ RAYMOND WONG
Authorised signatory

Date: February 3, 2007

Signed by Raymond Wong for and on behalf of Guangzhou Dong Li Consulting Service Ltd	) )	Signature	/s/ RAYMOND WONG
Authorised signatory

Date: February 3, 2007

Signed by Gary William Lazzarotto for and on behalf of Hudson Recruitment (Shanghai) Limited	) )	Signature	/s/ GARY WILLIAM LAZZAROTTO
Director

Date: February 3, 2007